Exhibit 1.02

Teva Pharmaceutical Industries Limited

Conflict Minerals Report

For the Year Ended December 31, 2013

This report for the year ended December 31, 2013 is presented to comply with Rule 13p-1 (17 CFR 240.13p-1) under the Securities Exchange Act of 1934 (the “Rule”). The Rule was adopted by the Securities and Exchange Commission (the “SEC”) to implement reporting and disclosure requirements related to conflict minerals as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. The Rule requires SEC registrants to disclose annually if any “conflict minerals” are necessary to the functionality or production of a product manufactured by the registrant or contracted by the registrant to be manufactured. The term “conflict mineral” means columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten (“3TG”).

If a registrant can establish that the conflict minerals originated from sources other than the Democratic Republic of the Congo or an adjoining country (the “Conflict Region”), or from recycled and scrap sources, it must submit a Form SD describing the Reasonable Country of Origin Inquiry completed by the registrant.

If a registrant has reason to believe that any of the conflict minerals in its supply chain may have originated in the Conflict Region, it must exercise due diligence on the source and chain of custody of such conflict minerals. The registrant must submit a Conflict Minerals Report (“CMR”) annually to the SEC that includes a description of those due diligence measures.

1.	Company Overview

This report has been prepared by management of Teva Pharmaceutical Industries Limited (herein referred to as “Teva,” the “Company,” “we,” “us,” or “our”).

2.	Products Overview

Our products generally fall within one of two segments:

•	generic products, which include chemical and therapeutic equivalents of originator pharmaceuticals in a variety of dosage forms, including tablets, capsules, ointments, creams, liquids, injectables and inhalants, as well as our API business; and

•	specialty products, which include several core franchises, most significantly medicines for central nervous system disorders (with a strong emphasis on multiple sclerosis, neurodegenerative disorders, and pain) and respiratory medicines, as well as other areas such as oncology and women’s health.

In addition to these two segments, we have other activities, primarily PGT Healthcare, our OTC joint venture with P&G, distribution services primarily in Israel and Hungary, and sales of medical devices.

3.	Supply Chain

We rely on our direct suppliers to provide information on the origin of any 3TG contained in materials supplied to us – including sources of 3TG that are supplied to them. We have begun conducting an analysis of our products and have determined that certain of those products may contain 3TG. Accordingly, the products that we manufacture are subject to the reporting obligations of the Rule.

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it was not practicable to conduct a survey of all of our suppliers, and we believed a reasonable approach would be to conduct a survey of those suppliers that were most likely to use or source 3TG. However, it has taken time, and will continue to take time, for many of our suppliers to determine the origin of the minerals used in our products. As we continue to survey our suppliers through the due diligence program we are implementing, we expect to gain further insight into the origin of these minerals.

4.	Conflict Minerals Policy

We have adopted the following conflict minerals policy:

Teva has begun implementing a program to comply with the disclosure requirements of the Rule. Specifically, Teva will:

•	use the Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas of the Organization for Economic Cooperation and Development (Second Edition, 2013) (the “OECD Guidance”) as a basis for creating a comprehensive due diligence program that will afford Teva the best opportunity to determine whether any of the 3TG minerals it uses in its products originate from the Conflict Region;

•	not knowingly procure 3TG minerals that originate from the Conflict Region that are not certified as “conflict free”;

•	enhance its due diligence capabilities, processes and activities in identifying the country of origin of any 3TG minerals used in its products, which includes obtaining the support of its suppliers in this process; and

•	ensure that, over time, its due diligence program improves Teva’s ability to track and trace 3TG minerals to their original sources and evolves to account for changes in Teva’s business and industry.

Because Teva must rely on its suppliers to ensure adherence to this Conflicts Minerals Policy Statement, Teva expects that its suppliers will timely respond to queries about the use and origin of any 3TG minerals and continually update Teva on their conflict status. Further, Teva expects that its suppliers will implement appropriate measures to determine whether they are using any 3TG minerals that originate from the Conflict Region. In the event that Teva determines that any supplier uses 3TG minerals that originate from the Conflict Region, Teva will work with the supplier to ensure that the minerals are certified as “conflict free” or to find alternate sourcing.

5.	Reasonable Country of Origin Inquiry

5.1.	Description

We are conducting a survey of those suppliers described above using the template developed by the Electronic Industry Citizenship Coalition® and The Global e-Sustainability Initiative, known as the Conflict Free Sourcing Initiative (CFSI) Reporting Template (the “Template”). The Template was developed to facilitate disclosure and communication of information regarding smelters that provide material to a company’s supply chain, and is being used by many companies in their due diligence processes related to conflict minerals. It includes questions regarding a company’s conflict-free policy, engagement with its direct suppliers, and the smelters the company and its suppliers use. In addition, the Template contains questions about the origin of conflict minerals included in their products, as well as supplier due diligence.

5.2	Survey Responses

We have identified and begun surveying thirty-six suppliers we believe are within scope. Of these, we have determined that five supply us with at least one of the 3TG minerals as raw materials. However, we have not determined the origin of those minerals.

6.	Due Diligence Process

6.1	Design of Due Diligence

Our due diligence measures are being designed to conform, in all material respects, to the framework in the OECD Guidance and the related Supplements for gold and for tin, tantalum and tungsten. We will periodically report to the Audit Committee of the Board of Directors with respect to our due diligence process and compliance obligations.

6.2	Due Diligence Performed

6.2.1	Management Systems

We are designing and adopting a risk management plan that includes due diligence reviews of our suppliers that we have identified may be sourcing conflict minerals. For those suppliers we survey that provide incomplete or inaccurate information, we are implementing a system to ensure that we follow up with these suppliers to obtain clarifying information.

As described above, Teva has adopted a company policy, which is posted on our website at http://www.tevapharm.com/About/Pages/AboutUs.aspx.

6.2.2	Internal Team

Teva has established and is in the process of enhancing a management system for conflict minerals, which includes subject matter experts from relevant functions such as procurement, supply chain, quality assurance, finance and legal. These subject matter experts are responsible for implementing our conflict minerals compliance strategy and are led by a program manager. Senior management will be briefed about the results of our due diligence efforts.

6.2.3	Control Systems

As we do not typically have a direct relationship with 3TG smelters and refiners, we plan to engage and actively cooperate with other major manufacturers in the pharmaceutical industry and other sectors and participate in relevant industry-wide initiatives to disclose upstream actors in the supply chain.

6.2.4	Supplier Engagement

With respect to the OECD requirement to strengthen engagement with suppliers, we have begun surveying suppliers that we have identified as supplying us with 3TG or that we believe are likely to use 3TG in products they supply to us.

6.2.5	Maintenance of Records

We plan to adopt a policy to retain relevant documentation in a structured electronic database for a period of not less than five (5) years.

6.3	Identification and Assessment of Risk in the Supply Chain

Because of our size, the complexity of our products, and the depth, breadth, and constant evolution of our supply chain, it is difficult to identify actors upstream from our direct suppliers. To date, we have identified thirty-six direct suppliers who either supply us with 3TG or may use 3TG in the products they supply to us. We rely on these suppliers to provide us with information about the source of conflict minerals supplied to us or used in products supplied to us. Our direct suppliers are similarly reliant upon information provided by their suppliers.

6.4	Design and Implementation of a Strategy to Respond to Risks

Teva is designing a risk management plan to implement, manage and monitor the conflict minerals program. Updates to this risk management plan will be provided regularly to senior management. As described in our conflict minerals policy, we will engage any of our suppliers whom we have reason to believe may be supplying us with 3TG from sources that may originate from the Conflict Region to establish an alternative source of 3TG that does not support such conflict, as provided in the OECD Guidance. To date, we have found no instances where it was necessary to terminate a contract or find a replacement supplier.

6.5	Independent Third Party Audit of Supply Chain Due Diligence at Identified Points in the Supply Chain

We do not typically have a direct relationship with 3TG smelters and refiners and do not perform or direct audits of these entities within our supply chain. However, we support industry efforts to audit and certify smelters and refineries CFSI’s conflict-free sourcing program.

6.6	Report on Supply Chain Due Diligence

This report has been filed with the SEC and is publicly available on our website at http://ir.tevapharm.com/phoenix.zhtml?c=73925&p=irol-sec.

7.	Other Required Disclosures

7.1	Efforts to Determine Mine or Location of Origin

Through the OECD implementation programs, and by requesting our suppliers to complete the Template, we have determined that seeking information about 3TG smelters and refiners in our supply chain represents the most reasonable effort we can make to determine the mines or locations of origin of the 3TG in our supply chain.

7.2	Smelters or Refiners

We are working with our suppliers to ascertain the identity of the smelters and refiners in our supply chain. We have not determined the origin of those minerals, but this process is ongoing and we will continue to engage our suppliers until the process is complete.